Centene Corporation					Exhibit 12.1
Computation of ratio of earnings to fixed charges
($ in thousands)
	For the Nine Months Ended	Year Ended December 31,
	9/30/2008	2007	2006	2005	2004	2003
Earnings:
Pre-tax earnings from continuing operations	$ 100,546	$ 63,636	$ 33,582	$ 57,387	$ 69,429	$ 51,893
Addback:
Fixed charges	17,528	20,863	14,402	6,338	2,951	1,232
Total earnings	$ 118,074	$ 84,499	$ 47,983	$ 63,724	$ 72,380	$ 53,125

Fixed Charges:
Interest expense	$ 12,436	$ 15,626	$ 10,636	$ 3,990	$ 680	$ 194
Interest component of rental payments (1)	5,092	5,237	3,766	2,348	2,271	1,038
Total fixed charges	$ 17,528	$ 20,863	$ 14,402	$ 6,338	$ 2,951	$ 1,232

Ratio of earnings to fixed charges	6.74	4.05	3.33	10.05	24.53	43.12

Dollar amount of deficiency	-	-	-	-	-	-

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.